CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                                January 24, 2018

VIA EDGAR CORRESPONDENCE
------------------------

Marianne Dobelbower
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:      First Trust Exchange-Traded Fund VI (the "Trust")
                       File Nos. 811-22717 and 333-182308
              ---------------------------------------------------

Dear Ms. Dobelbower:

      This letter responds to your comments, provided by telephone, regarding Post-Effective Amendment No. 87 under the Investment Company Act of 1940 (the "1940 Act") and Amendment No. 89 under the Securities Act of 1933 (the "1933 Act") to the registration statement of First Trust Exchange-Traded Fund VI (the "Trust") filed on Form N-1A with the U.S. Securities and Exchange Commission (the "Commission") on January 23, 2018 (the "Registration Statement"). The Registration Statement relates to the First Trust Indxx Innovative Transaction & Process ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 - GENERAL

      Please include, as applicable, the disclosure required by Rule 484 of the General Rules and Conditions of the Commission under the 1933 Act.

RESPONSE TO COMMENT 1

      The Fund does not provide for indemnification of a director, officer or controlling person of the Registrant against liabilities arising under the 1933 Act, and therefore, is not subject to Rule 484 of the General Rules and Conditions of the Commission under the 1933 Act.

COMMENT 2 - PRINCIPAL INVESTMENT STRATEGIES

      Consider whether Tier 3 of the Index methodology is material to the Fund's principal investment strategies.

RESPONSE TO COMMENT 2

      The Fund believes that Tier 3 is a material component of the Fund's Index methodology and principal investment strategies.


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      Please call me at (312) 845-3721 if you have any questions or issues you would like to discuss regarding these matters.


                                           Sincerely yours,

                                           CHAPMAN AND CUTLER LLP

                                           /s/ Daniel J. Fallon
                                           ---------------------------
                                           By: Daniel J. Fallon